SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Centogene N.V.

(Name of Issuer)

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N1976T109

(CUSIP Number)

Sadia Wern-Sukhera

DPE Deutsche Private Equity

Ludwigstrasse 7

80539 Munich, Germany

+49 89 200038-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutsche Private Equity Gesellschaft mbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,124,289
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,124,289

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,124,289
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutschland II A GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,367,423
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,367,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,367,423
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutschland II B GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,756,866
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,756,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,756,866
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Deutsche Private Equity Administration GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,124,289
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,124,289

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,124,289
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Marc Thiery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,124,289
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,124,289

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,124,289
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, €0.12 par value per share (the “Common Shares”), of Centogene N.V. (the “Issuer”). The address of the principal executive offices of the Issuer is Am Strande 7, 18055 Rostock, Germany.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	DPE Deutschland II A GmbH & Co. KG, a German limited liability partnership (“DPE II A”);

ii.	DPE Deutschland II B GmbH & Co. KG, a German limited liability partnership (the “DPE II B”);

iii.	Deutsche Private Equity Administration GmbH, a German limited liability company (“GP”), the general partner of DPE II A and DPE II B;

iv.	DPE Deutsche Private Equity Gesellschaft mbH, a German limited liability company (“DPE Deutsche”), the managing limited partner of DPE II A and DPE II B; and

v.	Marc Thiery, Managing Director of DPE Deutsche.

The principal business address of each Reporting Person is c/o DPE Deutsche Private Equity GmbH, Ludwigstrasse 7, 80539 Munich, Germany. The principal business of the Reporting Persons is private equity investors focused on the business services, energy and environmental technology, industrial technologies and healthcare sectors.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 3.	Source and Amount of Funds or Other Consideration

DPE II A and DPE II B purchased the shares set forth in Item 5 using funds from working capital.

Item 4.	Purpose of Transaction

DPE II A and DPE II B acquired the Common Shares for investment purposes. Guido Prehn, a person fully authorized to represent DPE II A and DPE II B, is a supervisory director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares in open market transactions, in privately negotiated transactions or through other methods, including distributions by the DPE II A or DPE II B directly to its respective limited partners; or (iii) continuing to hold or causing affiliates to hold the shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 19,861,340 outstanding shares of Common Stock immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on November 8, 2019.

(c) On November 12, 2019, the DPE II A purchased 657,143 Common Shares and DPE II B purchased 342,857 Common Shares in connection with the Issuer’s initial public offering. The purchase price was $14 per share. On November 7, 2019 each share of Centogene B.V.’s Common Shares held by the DPE II A and DPE II B was automatically converted into the Issuer’s Common Shares, resulting in DPE II A receiving 2,710,280 shares and DPE II B receiving 1,414,009 shares.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration rights

In connection with the Issuer’s initial public offering, the Reporting Persons entered entered into registration rights agreement with the Issuer. The Registration Rights Agreement provides for certain rights relating to the registration of certain shares of Common Stock held by DPE II A and DPE II B pursuant to the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-up Agreement

In connection with the Issuer’s initial public offering, the Reporting Persons and the underwriters of the offering entered into a letter agreement (the “Lock-up Agreement”), pursuant to which the Reporting Persons agreed not to, among other things, offer, pledge, sell or transfer the Common Shares for a period of 180 days with the consent of the underwriters, subject to certain limited exceptions.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Form F-1 filed on October 11, 2019).

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit I to Exhibit 1.1 to the Issuer’s Form F-1 filed on October 11, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2019

DPE DEUTSCHE PRIVATE EQUITY GESELLSCHAFT MBH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DPE DEUTSCHLAND II A GMBH & CO. KG
By its general partner Deutsche Private Equity Administration GmbH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DPE DEUTSCHLAND II B GMBH & CO. KG
By its general partner Deutsche Private Equity Administration GmbH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DEUTSCHE PRIVATE EQUITY ADMINISTRATION GMBH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

/s/ Marc Thiery
Marc Thiery